Exhibit 99.1 FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
GigaMedia: Profit up 43% to
Record $12.1 Million in Q1
Highlights of First-Quarter 2008 Unaudited Results
■	Consolidated revenues increased 51 percent to a record US$54.6 million from US$36.1 million in the same quarter in 2007 and grew by 15 percent from the previous quarter.

■	Consolidated operating income climbed 49 percent to a record US$12.9 million from US$8.7 million in the same quarter in 2007 and jumped by 39 percent from the previous quarter.

■	Consolidated net income increased 43 percent to a record US$12.1 million from US$8.5 million in the same quarter in 2007 and grew by 13 percent from the previous quarter. GAAP basic and fully-diluted earnings per share were US$0.22 and US$0.20, respectively.

■	Non-GAAP net income was US$12.8 million. Non-GAAP basic and fully-diluted earnings per share were US$0.24 and US$0.21, respectively, which exclude non-cash share-based compensation expenses.
HONG KONG, May 13, 2008 — GigaMedia Limited (NASDAQ: GIGM) announced today strong first-quarter results with revenues climbing 51 percent to a record $54.6 million, and operating income rising 49 percent to a record $12.9 million, both in comparison to first quarter 2007, driven by continued strong growth in its poker software business in continental Europe and sharply increased contributions from its online games business in Asia.
Net income was a record US$12.1 million, up 43 percent year-over-year and up 13 percent sequentially over the last quarter of 2007. First-quarter 2008 non-GAAP basic and diluted earnings per share were $0.24 and $0.21, respectively, which exclude non-cash share-based compensation expenses.

“GigaMedia delivered an excellent first quarter based on solid execution in all businesses: strong growth in our world-leading poker software business, record results in our casino software business, and an exciting lift in our Asian online games business,” stated President Thomas Hui. “We are driving outstanding growth from our existing products, pointing to even more powerful growth to come from the new offerings we are rolling out this year.”
“We start 2008 with an excellent quarter, a strong foundation from which to introduce a new line-up of top games and offerings,” stated CEO Arthur Wang. “Our plans to launch in Japan this quarter, to add casino products to our poker client and to acquire or partner with a sports betting firm all should drive even greater momentum and make 2008 another record year.”

Consolidated Financial Results

	GIGAMEDIA 1Q08 CONSOLIDATED FINANCIAL RESULTS
(unaudited, all
figures in US$
thousands, except per			Change			Change
share amounts)	1Q08	1Q07	(%)	1Q08	4Q07	(%)
Revenues	54,629	36,086	51	54,629	47,708	15
Gross Profit	43,149	28,753	50	43,149	37,592	15
Operating Income	12,907	8,665	49	12,907	9,299	39
GAAP Net Income	12,077	8,459	43	12,077	10,659	13
GAAP Net Income Per Share, Diluted	0.20	0.14	41	0.20	0.18	14
Non-GAAP Net Income (A)	12,813	8,749	46	12,813	11,329	13
Non-GAAP Net Income Per Share, Diluted (A)	0.21	0.15	39	0.21	0.19	13
EBITDA (B)	13,929	9,958	40	13,929	11,725	19
Cash, Cash Equivalents and Marketable Securities-Current	79,923	47,984	67	79,923	79,917	0

(A)	Non-GAAP net income and non-GAAP net income per share exclude non-cash share-based compensation expenses. (See, “Use of Non-GAAP Measures,” for more details.)

(B)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)
Consolidated revenues for the first quarter increased 51 percent to a record $54.6 million from $36.1 million in the same period of 2007, and grew 15 percent from $47.7 million for the fourth quarter of 2007. Driving the year-over-year and quarter-over-quarter improvements was strong organic growth in GigaMedia’s poker software and Asian online games businesses. Period results also benefited from the consolidation and growth of T2CN, GigaMedia’s online game platform in China. Significantly increased momentum in T2CN in the first quarter of 2008 reflected successful integration of T2CN with GigaMedia and execution of initial strategic growth initiatives to leverage its leading position in China’s large online sports games market.
Consolidated gross profit for the first quarter increased 50 percent to $43.1 million from $28.8 million in 2007 and increased 15 percent quarter-over-quarter from $37.6 million, driven by continued robust gross profit growth in the gaming software business and accelerating contributions from the Asian online games business, whose gross profit more than doubled from the same period in 2007 and grew 37 percent quarter-over-quarter. First-quarter consolidated gross profit margin was 79.0 percent, comparable with 79.7 percent a year ago and 78.8 percent in the previous quarter.
Consolidated operating income for the first quarter grew 49 percent year-over-year to a record $12.9 million from $8.7 million in the first quarter of 2007 and increased 39 percent quarter-over-quarter from $9.3 million in the fourth quarter of 2007.
Driving the year-over-year increase in consolidated operating income was strong operating income growth in the gaming software and Asian online games businesses, which offset declining contributions from the legacy broadband ISP business.
The quarter-over-quarter increase in consolidated operating income reflected strong sequential growth in revenues and operating margin. The company’s consolidated operating margin in the first quarter of 2008 was 23.6 percent, a significant increase from 19.5 percent in the previous quarter. The increase in consolidated operating margin was due to an improvement in the operating margin of the gaming software business as a result of reduced marketing expenses, combined with a sharp increase in the operating margin of the Asian online games business in the first quarter of 2008 as revenues surged. (See, “Business Unit Results,” for more details.)
Consolidated non-operating income during the first quarter of 2008, totaled approximately $500 thousand, up from non-operating income of approximately $87 thousand a year ago and $353 thousand recorded in the previous quarter. The quarterly sequential increase was primarily due to increases in interest income and gains on sales of marketable securities.
Consolidated net income for the quarter increased 43 percent to a record $12.1 million from $8.5 million in 2007, and grew by 13 percent from the previous quarter. The year-over-year and quarter-over-quarter increases were due to the aforementioned factors impacting operating income and non-operating income, which were partially offset by increases in minority interest income deductions during the periods and increased tax expenses as a portion of tax losses carried forward was either utilized or expired in 2007. GigaMedia’s effective tax rate during the first quarter of 2008 was approximately 3.9 percent.
GigaMedia also reports non-GAAP financial measures, including non-GAAP consolidated operating income, non-GAAP consolidated net income, non-GAAP basic and fully-diluted earnings per share, and consolidated EBITDA. The non-GAAP measures are described below and reconciliations to the corresponding GAAP measures are included at the end of this release. (See, “Use of Non-GAAP Measures,” for more details.)
Non-GAAP consolidated operating income, non-GAAP consolidated net income, and non-GAAP basic and fully-diluted earnings per share all exclude non-cash share-based compensation charges. First-quarter non-cash share-based compensation charges were $767 thousand, up from $709 thousand in the fourth quarter.
Non-GAAP consolidated operating income was $13.7 million in the first quarter of 2008, up 53 percent year-over-year and up 37 percent quarter-over-quarter. Non-GAAP consolidated net income in the first quarter was $12.8 million, representing an increase of 46 percent over the same period last year and a 13 percent increase over the fourth quarter of 2007. Non-GAAP basic earnings per share were $0.24, a 41 percent increase from 2007 and an increase of 13 percent quarter-over-quarter. Non-GAAP fully-diluted earnings per share were $0.21, a 39 percent increase from the same period last year and up 13 percent compared with the fourth quarter.
Consolidated EBITDA for the first quarter of 2008 grew 40 percent to $13.9 million versus the same period last year, and was up 19 percent from the fourth quarter of 2007. Operating cash flow for the first quarter of 2008 was $9.0 million. Capital expenditures totaled $2.8 million for the period.
GigaMedia continued to maintain a robust balance sheet. Cash, cash equivalents and marketable securities-current were $79.9 million, unchanged from the fourth quarter of 2007. Total loans amounted to $32.2 million at the end of the first quarter of 2008.
Business Unit Results
GigaMedia Limited conducts its online entertainment business in two business segments. The gaming software segment develops and licenses online poker and casino gaming software solutions and application services, primarily targeting emerging continental European markets. The

Asian online games segment operates a suite of play-for-fun online games, mainly targeting online gamers in Greater China. A third segment, other business, consists of GigaMedia’s legacy broadband ISP operations in Taiwan.
Gaming Software Business

(unaudited, in US$			Change			Change
thousands)	1Q08	1Q07	(%)	1Q08	4Q07	(%)
Revenues	38,301	26,271	46	38,301	34,159	12
Gross Profit	32,754	22,675	44	32,754	29,734	10
Operating Income	11,515	8,699	32	11,515	9,818	17
Net Income Before Minority Interests	11,503	8,422	37	11,503	10,561	9
Net Income	11,396	8,292	37	11,396	10,871	5
EBITDA	11,913	8,858	34	11,913	10,859	10
The gaming software business continued to build on its market leading position, delivering record revenues and net income, driven by strong execution in both the poker and casino software businesses.
First-quarter revenues in the gaming software business increased 46 percent year-over-year to a record $38.3 million from $26.3 million and by 12 percent quarter-over-quarter from $34.2 million.
GigaMedia’s revenues from the gaming software business derived from providing poker and casino software and services to its master licensee were $16.9 million during the first quarter of 2008. This represented an increase of 40 percent from $12.1 million in 2007 and a 7 percent increase from the fourth quarter of 2007, which totaled $15.8 million. Such revenues are eliminated in consolidation.
Driving this performance were record revenues in GigaMedia’s poker software business resulting from continued strong growth in real-money players on Everest Poker, one of the world’s leading poker sites. Results also benefited from strong year-over-year and quarterly sequential growth in the casino software business.
Revenues in the poker software vertical were $29.7 million, up 56 percent from the same year-ago period and up 11 percent from the previous quarter. Poker software represented 77 percent of the business unit’s total first-quarter 2008 revenues. Approximately 208,000 active depositing real-

money customers played on the poker platform during the first quarter, up 14 percent from the previous quarter. During the quarter, approximately 68,000 new depositing real-money poker players were added, up 19 percent quarter-over-quarter.
Revenues in the casino software vertical were $8.6 million during the first quarter. This represented a 20 percent increase from the same period in 2007 and an increase of 17 percent from the previous quarter. Rollout of new video slot games combined with strong cross-marketing to Everest poker players in the first quarter contributed to the strong revenue growth.
First-quarter gross profit grew 44 percent to $32.8 million from $22.7 million in 2007 and was up 10 percent from $29.7 million in the fourth quarter, reflecting strong revenue growth in the periods. Gross profit margin remained relatively stable year-over-year at 85.5 percent versus 86.3 percent in 2007 and declined slightly from 87.0 percent in the preceding quarter, due primarily to increases in bandwidth, engineering and customer service costs.
Total first-quarter selling and marketing expenses were $15.9 million, up 50 percent from $10.6 million in 2007 and down 3 percent quarter-over-quarter from $16.5 million. The year-over-year increase was attributable to increases in payments to marketing affiliates as a result of strong revenue growth, as well as increases in discretionary mass media promotions. The quarter-over-quarter variation was largely due to a reduction in discretionary mass media promotional expenses in the first quarter of 2008 following a series of strong media campaigns in the fourth quarter targeting strategic brand-building opportunities, which resulted in higher than normal selling and marketing expenses in the fourth quarter.
Operating income grew 32 percent to a record $11.5 million from $8.7 million in 2007 and by 17 percent quarter-over-quarter from $9.8 million. Operating margin declined year-over-year to 30.1 percent from 33.1 percent in 2007 due to increases in product development and engineering expenses and selling and marketing expenses. Operating margin increased from 28.7 percent in the fourth quarter of 2007, reflecting the aforementioned sequential reduction in selling and marketing expenses from the fourth quarter.
Net income rose 37 percent to a record $11.4 million from $8.3 million in 2007 and by 5 percent sequentially from $10.9 million in the fourth quarter. EBITDA increased 34 percent year-over-year and grew 10 percent from the fourth quarter of 2007 to $11.9 million from $10.9 million. Capital expenditures totaled approximately $1.7 million for the first quarter.

Asian Online Games Business

(unaudited, in US$			Change			Change
thousands)	1Q08	1Q07	(%)	1Q08	4Q07	(%)
Revenues	12,890	5,471	136	12,890	10,074	28
Gross Profit	9,395	4,258	121	9,395	6,847	37
Operating Income	3,708	818	353	3,708	1,219	204
Net Income Before Minority Interests	3,263	889	267	3,263	1,138	187
Net Income	2,557	1,037	147	2,557	1,298	97
EBITDA	3,665	1,488	146	3,665	2,058	78
The Asian online games business more than tripled operating income sequentially on record revenues. Results reflected strong execution, favorable seasonality, and the inherent scalability of the business.
First-quarter revenues in the Asian online games business increased 136 percent to a record $12.9 million from $5.5 million a year ago and were up 28 percent from $10.1 million in the previous quarter. Strong organic growth in FunTown in Taiwan and Hong Kong and consolidation of T2CN in China drove the year-over-year improvement. Quarter-over-quarter revenue growth was led by a 48 percent sequential improvement in T2CN revenues.
First-quarter revenues from FunTown grew 28 percent to $7.0 million from $5.5 million in 2007 and increased 15 percent from $6.1 million in the previous quarter. Year-over-year and quarter-over-quarter growth reflected strong contributions from the advanced casual game Tales Runner, the favorable impact of effective mass media marketing and successful MahJong game events around the Chinese New Year holiday, and appreciation of the New Taiwan dollar against the U.S. dollar. Average monthly active paying accounts were approximately 111,000 during the first quarter, down 5 percent from the fourth quarter, but average monthly revenue per active paying account was $21.09 during the period, up 21 percent quarter-over-quarter. Peak concurrent users were approximately 43,000, a decrease of 12 percent from the fourth quarter.
Total revenues for T2CN in the period climbed sharply to $5.9 million, representing a 48 percent increase from $4.0 million in the fourth quarter. Strong revenue growth was attributable to increased revenue from FreeStyle driven by new game patches, marketing of the game in conjunction with a hit movie, and increased online gamer activity resulting from a severe snowstorm around and during Chinese New Year. Appreciation of the renminbi against the U.S. dollar also contributed to the increase. T2CN’s average monthly active paying accounts were approximately 514,000 during the first quarter, up 43 percent from the fourth quarter, and average monthly revenue per active paying account was $3.86 during the period, up 12 percent quarter-over-quarter. Peak concurrent users of FreeStyle were approximately 185,000, an increase of 7 percent from the fourth quarter.
First-quarter gross profit grew 121 percent to $9.4 million from $4.3 million in 2007 and increased by 37 percent sequentially from $6.8 million as a result of strong revenue growth. Gross profit margin decreased year-over-year to 72.9 percent from 77.8 percent in 2007, attributable to the increase in contributions from licensed games, which carry lower margins than self-developed games. Gross profit margin grew significantly sequentially from 68.0 percent in the fourth quarter of 2007 as a result of strong sequential revenue growth on existing game offerings.
Total selling and marketing expenses in the fourth quarter grew 15 percent to $2.6 million from $2.3 million in 2007 and declined 9 percent from $2.9 million in the previous quarter. The year-over-year increase was due to consolidation of T2CN. The quarter-over-quarter decrease was due to a sequential reduction in mass media promotional/advertising expenses.
Operating income jumped 353 percent from the same period in 2007 to a record $3.7 million from $818 thousand, and climbed 204 percent from the previous quarter. First-quarter 2008 operating margin increased sharply to 28.8 percent from 15.0 percent in 2007 and from 12.1 percent in the previous quarter reflecting the inherent scalability of the Asian online games business unit. Specifically, operating margin grew year-over-year primarily due to strong revenue growth and effective control of sales and marketing expenses, which offset the period decline in gross margin and higher general and administrative expenses related to expansion and integration of the Asian online business. The quarter-over-quarter increase in operating margin was mainly attributable to the aforementioned gross profit margin expansion and sequential reduction in selling and marketing expenses.
Net income grew 147 percent to a record $2.6 million from $1.0 million in 2007 and by 97 percent sequentially from $1.3 million in the fourth quarter. The strong growth was due to the aforementioned factors impacting operating income, which more than offset increased minority interest income deductions during the periods.
EBITDA increased 146 percent to $3.7 million from $1.5 million in the first quarter of 2007 and grew 78 percent from $2.1 million in the fourth quarter.

Capital expenditures totaled approximately $622 thousand for the first quarter.
Other Business — Legacy Broadband ISP Business

(unaudited, in US$			Change			Change
thousands)	1Q08	1Q07	(%)	1Q08	4Q07	(%)
Revenues	3,444	4,353	-21	3,444	3,492	-1
Gross Profit	1,001	1,820	-45	1,001	956	5
Operating Income (Loss)	214	656	-67	214	(107)	NA
Net Income (Loss)	159	570	-72	159	40	299
EBITDA	400	1,122	-64	400	271	48
Revenues in the legacy broadband ISP business in the first quarter of 2008 were $3.4 million. Revenues during the period decreased 21 percent year-over-year and 1 percent quarter-over-quarter. First-quarter 2008 operating income was $214 thousand, compared to $656 thousand in the first quarter of 2007 and a loss of $107 thousand in the fourth quarter of 2007. Net income in the first quarter of 2008 decreased to $159 thousand from $570 thousand in the same period of 2007 and increased from $40 thousand in the fourth quarter of 2007.
Business Outlook
The following forward-looking statements reflect GigaMedia’s expectations as of May 13, 2008. Given potential changes in economic conditions and consumer spending, the evolving nature of gaming software, online games and broadband, and various other risk factors, including those discussed in the company’s 2006 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.
Gaming software business. GigaMedia expects strong revenue growth in its gaming software business for the full year 2008. Nonetheless, the company expects second-quarter revenues to be largely in line with those of the first quarter, reflecting an industry-wide slowdown due to summer seasonality. The seasonal slowdown may be offset in part by the launch of new products and offerings such as casino games in the Everest poker client, as well as traditional Asian gaming products.
Asian online games business. The company expects revenues to climb sharply in the second half of 2008, driven by major new game launches. In

Taiwan and Hong Kong, GigaMedia expects major new game launches to include NBA Street Online, Holic and Hellgate: London. In China, GigaMedia expects to launch Holic in the fourth quarter of 2008.
Broadband ISP business. GigaMedia has retained financial advisors to assist with the potential disposal of this legacy business unit and remains in discussions with identified buyers concerning a proposed sale of the business.
Use of Non-GAAP Measures
To supplement GigaMedia’s consolidated financial statements presented in accordance with GAAP, the company uses the following measures defined as non-GAAP by the SEC: EBITDA, and US GAAP operating income, net income and basic and fully-diluted earnings per share data adjusted to exclude the impact of share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.
GigaMedia believes these non-GAAP financial measures provide meaningful supplemental information regarding GigaMedia’s performance by excluding certain expenses that may not be indicative of the company’s operating performance. Effective January 1, 2006, GigaMedia adopted Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”) regarding the expensing of share-based compensation. The company believes that the presentation of non-GAAP operating income, net income, and basic and fully-diluted earnings per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of SFAS 123(R), and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. GigaMedia believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the company’s performance and when planning and forecasting future periods. GigaMedia believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP operating income excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and fully-diluted earnings per share excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a recurring expense in the company’s business. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. In addition, EBITDA as defined by GigaMedia may not be comparable to similarly titled measures reported by other companies. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.
About the Numbers in This Release
Full-year and quarterly figures
All quarterly figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.
Consolidated financial results for the first quarter of 2008 benefited from GigaMedia’s investment in T2CN. GigaMedia increased its total equity ownership of T2CN to approximately 58 percent in July 2007 and began to consolidate T2CN financial results with those of the company in June 2007. As a result, consolidated financial results for the first quarter of 2008 may not be comparable with other periods.
Segmental results
GigaMedia’s segmental financial results are based on the company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Consolidated quarterly and/or annual financial results of the company may differ from totals of the company’s segmental financial results for the same period due to (1) the impact of certain of the company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the company’s consolidated financial results, and (3) certain inter-company eliminations.
Conference Call and Webcast
GigaMedia will hold a conference call at 8:00 p.m. Taipei/Hong Kong Time on May 13, 2008, which is 8:00 a.m. Eastern Daylight Time on May 13, 2008 in the United States, to discuss the company’s first-quarter performance. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.

About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2007.
# # #
(Tables to follow)

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2008	12/31/2007	3/31/2007
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Gaming software and service revenues	38,300,753	34,158,749	26,271,492
Online game and service revenues	12,889,501	10,073,723	5,470,542
Internet access and service revenues	3,435,122	3,471,812	4,339,044
Other revenues	3,920	3,440	4,541

	54,629,296	47,707,724	36,085,619

Operating costs
Cost of gaming software and service revenues	5,546,637	4,424,939	3,596,457
Cost of online game and service revenues (includes share-based compensation expenses under SFAS 123(R) of $12,919, -$11,519, and $0, respectively)	3,490,688	3,154,691	1,203,259
Cost of Internet access and service revenues (includes share-based compensation expenses under SFAS 123(R) of $1,387, $5,928, and $912, respectively)	2,427,279	2,496,242	2,471,396
Cost of other revenues	15,903	39,592	61,409

	11,480,507	10,115,464	7,332,521

Gross profit	43,148,789	37,592,260	28,753,098

Operating expenses
Product development and engineering expenses (includes share-based compensation expenses under SFAS 123(R) of $97,110, $93,848, and $27,631, respectively)	3,366,548	2,766,070	1,821,371
Selling and marketing expenses (includes share-based compensation expenses under SFAS 123(R) of $44,176, $24,962, and $14,093, respectively)	19,063,717	19,988,099	13,567,410
General and administrative expenses (includes share-based compensation expenses under SFAS 123(R) of $611,810, $595,695, and $248,128, respectively)	7,723,154	5,379,660	4,370,979
Bad debt expenses	87,992	158,982	328,011

	30,241,411	28,292,811	20,087,771

Income from operations	12,907,378	9,299,449	8,665,327

Non-operating income (expense)
Interest income	601,397	477,495	195,571
Gain on sales of marketable securities	355,645	97,661	7,076
Interest expense	(277,120)	(209,855)	(107,756)
Foreign exchange gain (loss) — net	(237,284)	(201,573)	(63,253)
Gain (loss) on disposal of property, plant and equipment	(33,565)	(63,092)	(2,754)
Proportionate share of gain (loss) under the equity method	0	(192,938)	57,720
Other	91,451	445,359	757

	500,524	353,057	87,361

Income before income taxes and minority interest	13,407,902	9,652,506	8,752,688
Income tax benefit (expense)	(517,787)	536,476	(312,392)
Minority interest	(813,036)	469,992	18,206

Net income	12,077,079	10,658,974	8,458,502

Earnings per share:
Basic	0.22	0.20	0.16

Diluted	0.20	0.18	0.14

Weighted average shares outstanding:
Basic	53,817,644	53,603,729	51,993,474

Diluted	60,445,440	60,558,257	59,574,298

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS

	3/31/2008	12/31/2007	3/31/2007
	unaduited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	75,372,555	68,563,199	32,993,125
Marketable securities — current	4,550,637	11,353,506	14,990,571
Notes and accounts receivable — net	20,532,896	18,291,353	17,874,726
Prepaid expenses	14,192,730	5,614,975	1,984,953
Restricted cash	6,615,992	6,247,308	2,928,875
Other receivable	4,070,840	2,560,909	4,248,505
Other current assets	2,909,000	2,786,108	728,449

Total current assets	128,244,650	115,417,358	75,749,204

Marketable securities — noncurrent	24,017,482	21,017,482	25,000,000
Investments	5,043,466	4,612,226	19,322,008
Property, plant & equipment — net	14,336,714	13,008,487	9,572,431
Goodwill	87,056,365	85,149,279	55,423,333
Intangible assets — net	27,531,011	26,060,034	22,880,168
Prepaid licensing and royalty fees	18,240,842	16,738,665	5,715,801
Other assets	2,047,466	1,861,458	1,249,236

Total assets	306,517,996	283,864,989	214,912,181

Liabilities & shareholders’ equity
Short-term borrowings	32,231,080	33,300,898	21,148,515
Notes and accounts payable	1,817,471	1,922,370	1,447,736
Accrued compensation	4,717,482	5,750,272	2,284,621
Accrued expenses	10,010,213	9,150,983	6,684,426
Player account balances	32,244,664	27,136,396	14,675,701
Other current liabilities	17,416,758	14,651,120	19,937,255

Total current liabilities	98,437,668	91,912,039	66,178,254
Other liabilities	1,491,673	1,477,789	1,650,667

Total liabilities	99,929,341	93,389,828	67,828,921

Minority interests	10,749,268	9,810,258	1,317,102

Shareholders’ equity	195,839,387	180,664,903	145,766,158

Total liabilities & shareholders’ equity	306,517,996	283,864,989	214,912,181

GIGAMEDIA LIMITED
Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2008	12/31/2007	3/31/2007
	unaudited	unaudited	unaudited
	USD	USD	USD
Income from operations
GAAP result	12,907,378	9,299,449	8,665,327
Adjustment: share-based compensation	767,402	708,914	290,764

Non-GAAP result	13,674,780	10,008,363	8,956,091

Net income
GAAP result	12,077,079	10,658,974	8,458,502
Adjustment: share-based compensation	735,553	669,888	290,764

Non-GAAP result	12,812,632	11,328,862	8,749,266

Basic earnings per share
GAAP result	0.22	0.20	0.16
Adjustment: share-based compensation	0.02	0.01	0.01

Non-GAAP result	0.24	0.21	0.17

Diluted earnings per share
GAAP result	0.20	0.18	0.14
Adjustment: share-based compensation	0.01	0.01	0.01

Non-GAAP result	0.21	0.19	0.15

Reconciliation of Net Income to EBITDA

Net income	12,077,079	10,658,974	8,458,502
Depreciation	571,939	570,471	588,903
Amortization	960,721	830,934	786,451
Interest (income) expense	(97,960)	(58,604)	(41,391)
Tax (benefit) expense	416,982	(276,830)	165,358

EBITDA	13,928,761	11,724,945	9,957,823